EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 8, 2025

Eldorado Gold Provides Q1 2025 Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) will release its First Quarter 2025 Financial and Operational Results after the market closes on Thursday, May 1, 2025, and will host a conference call on Friday, May 2, 2025 at 11:30 AM ET (8:30 AM PT).

Q1 2025 Financial and Operational Results Call Details

The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://event.choruscall.com/mediaframe/webcast.html?webcastid=qIL2Lmld.

Conference Call Details		Replay (available until June 13, 2025)
Date:	May 2, 2025	Toll:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647-846-2782	Access code:	2818948
Toll free:	1 833 752 3325

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10197900/febd911d94. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com